UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 0)*

China Tel Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Lawrence Cron, Four Venture, Suite 390, Irvine, CA 92618
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for nay subsequent amendment containing information which would alter disclosures provided in a prior cover pages.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.16944J 10 3

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Alvarez & Alvarez IRR Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 18,636,363
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 18,636,363
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,636,363
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22%
14		TYPE OF REPORTING PERSON OO

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D (“Statement”) relates to a transaction in which Chinacomm Acquisition, Inc., a California corporation, and a wholly owned subsidiary of ChinaTel Group, Inc. (the “Issuer”), a Nevada corporation, and Trussnet USA, Inc., a Nevada corporation (“Trussnet”), and the shareholders of Trussnet (the “Trussnet Shareholders”) entered into an agreement for the “Business Reorganization” of Trussnet  and Chinacomm wherein all of the issued and outstanding shares of common stock of Trussnet are being delivered to Chinacomm in exchange for shares of the Issuer’s Series A Common Stock.  Chinacomm and Trussnet conducted a short-form merger under the laws of the State of Nevada with Trussnet being the surviving corporation and a wholly-owned subsidiary of the Issuer.  The principal executive office of the Issuer is 8105 Irvine Center Dr., Suite 800, Irvine, CA 92618.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) & (b) of this Statement is being filed by the Alvarez & Alvarez IRR Trust (the “Reporting Person”).  Two of the beneficiaries of the trust, George Alvarez and Mario Alvarez, serve as Board of Directors of the Issuer.  The business addresses for the Reporting Person is 8105 Irvine Center Dr., Suite 800, Irvine, CA 92618.

(c) The principal business of the Reporting Person is to hold property for the benefit of the beneficiaries of an irrevocable trust.

(d) & (e) During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person was a Trussnet Shareholder, and thus in exchange for their Trussnet shares they received the Series A Common Stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the Transaction was for the Reporting Person to receive shares of Series A Common Stock of the Issuer in exchange for their Trussnet shares.  The Reporting Persons intend to hold the shares as long term investments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) & (b) The Reporting Person, an irrevocable trust, owns 18,636,363 or 22% of the Series A Common Stock of the Issuer.  The Reporting Person is the beneficial owner of all 18,636,363 shares of Series A Common Stock of the Issuer, or approximately 22% of the issued and outstanding shares of Series A Common Stock of the Issuer, based upon 85,325,595 shares of Series A Common Stock issued and outstanding.  Among the Reporting Person there is a shared power to vote or dispose of any of the Reporting Person’s shares.

(c)  The Reporting Person has caused the issuance of 18,636,363 shares of Series A Common Stock in exchange for their Trussnet shares pursuant to the Business Reorganization.  This transaction has occurred in the last 60 days and was effected through the Business Reorganization.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock directly owned by the reporting persons.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NONE

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

NONE

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2008	By:	/s/ Mario Alvarez
Mario Alvarez, Trustee